SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Comsys IT Partners, Inc.
(formerly Venturi Partners, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

20581E104
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Stock reported herein is 2,015,507 shares, which constitutes approximately 9.5% of the 21,285,955 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 21,122,544 shares outstanding.

CUSIP No. 20581E104

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                   5.     Sole Voting Power:     1,852,096 (1)
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: 1,852,096 (1)
Person
With
                   8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,015,507 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 9.5% (3)

12.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC, or its subsidiary Q Opportunity Fund, Ltd. (collectively, "R2"), pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 Investments, LDC has no beneficial ownership of such shares.
(2)     Includes 163,411 shares of Common Stock that may be acquired upon the exercise of Warrants.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 21,285,955.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated October 3, 2003, as amended by Amendment No. 1 dated August 22, 2005, as amended by Amendment No. 2 dated February 7, 2006, as amended by Amendment No. 3 dated May 19, 2006, as amended by Amendment No. 4 dated February 8, 2007, as amended by Amendment No. 5 dated November 30, 2007, as amended by Amendment No. 6 dated February 13, 2008, as amended by Amendment No. 7 dated June 19, 2008, as amended by Amendment No. 8 dated February 13, 2009 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Comsys IT Partners, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 2,015,507 shares of the Stock, which constitutes approximately 9.5% of the 21,285,955 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,015,507 shares of the Stock, which constitutes approximately 9.5% of the 21,285,955 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,015,507 shares of the Stock, which constitutes approximately 9.5% of the 21,285,955 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,852,096 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,852,096 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,852,096 shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In addition to the common stock reported herein, the Reporting Person currently has long economic exposure to 5,224,071 shares of the Stock through cash-settled equity swaps (the "Equity Swaps") under which the profit to the Reporting Person will be based upon any increase in value in shares of the Stock and the loss to the Reporting Person will be based upon any decrease in the value of shares of the Stock over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Reporting Person direct or indirect voting, investment or dispositive control over any shares of the Stock and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Reporting Person disclaims beneficial ownership over any shares of the Stock. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:      February 12, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading